 Exhibit 99.1

News Release

B2Gold Reports Strong Q1 2021 Results;

Quarterly Total Gold Production of 220,644 oz, 9% Above Budget;

Cash Operating Costs and All-In Sustaining Costs Lower than Budget

Vancouver, May 4, 2021 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the first quarter of 2021. The Company previously released its gold production and gold revenue results for the first quarter of 2021. All dollar figures are in United States dollars unless otherwise indicated.

2021 First Quarter Highlights

•	Total gold production of 220,644 ounces (including 15,001 ounces of attributable production from Calibre Mining Corp. (“Calibre”)), 9% (18,542 ounces) above budget, and consolidated gold production of 205,643 ounces from the Company’s three operating mines, 9% (17,291 ounces) above budget
•	Consolidated gold revenue was $362 million on sales of 202,330 ounces at an average price of $1,791 per ounce
•	Consolidated cash flow provided by operating activities from the Company’s three operating mines of $146 million; B2Gold maintains a strong financial position and liquidity with cash and cash equivalents of $513 million as at March 31, 2021
•	Total consolidated cash operating costs (see “Non-IFRS Measures”) of $609 per ounce produced, well-below budget by $54 per ounce produced (8%), and total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $932 per ounce sold, significantly below budget by $146 per ounce sold (14%) (including estimated attributable results for Calibre)
•	Net income attributable to the shareholders of the Company of $92 million ($0.09 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $97 million ($0.09 per share)
•	No Lost-Time-Injury (“LTI”) incidents at the Company’s operating mines in the first quarter of 2021, extending the number of days without an LTI to 437 days for Fekola, 866 days for Masbate and 154 days for Otjikoto as at March 31, 2021
•	Following the successful completion of the Fekola mill expansion to 7.5 million tonnes per annum (“Mtpa”) in September 2020, Fekola’s mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, 9% above budget and 19% higher than the first quarter of 2020

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•	For full-year 2021, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre) with total consolidated forecast cash operating costs of between $500 - $540 per ounce and total consolidated AISC of between $870 - $910 per ounce
•	Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $630 million for the full-year 2021
•	Selected as the recipient of five additional mining industry awards in the Philippines and Mali

The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

2021 First Quarter Operational Results

Total consolidated gold production in the first quarter of 2021 was 220,644 ounces (including 15,001 ounces of attributable production from Calibre), above budget by 9% (18,542 ounces), with solid performances from the Company’s three operating mines which all exceeded their budgeted production together with lower than budgeted cash operating costs per ounce and AISC for the first quarter. The Fekola Mine in Mali continued its strong operational performance through the first quarter of 2021, producing 125,088 ounces of gold, 7% (8,088 ounces) above budget, as the Fekola processing facilities continued to outperform. Following the successful completion of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) in September 2020, mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, 9% above budget and 19% higher than the first quarter of 2020. The Masbate Mine in the Philippines also had a strong start to the year with first quarter of 2021 gold production of 57,513 ounces, well-above budget by 14% (6,852 ounces). The Otjikoto Mine in Namibia performed well during the first quarter of 2021, producing 23,042 ounces of gold, 11% (2,351 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As expected, compared to the first quarter of 2020, total consolidated gold production was lower by 17% (44,218 ounces), due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines, scheduled for the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of each of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

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For the first quarter of 2021, total consolidated cash operating costs (including estimated attributable results for Calibre) were $609 per ounce produced ($582 per ounce sold), well-below budget by $54 per ounce produced (8%), mainly as a result of higher than budgeted gold production. As expected, total consolidated cash operating costs were higher in the first quarter of 2021 compared to the quarterly record low total consolidated cash operating costs of $389 per ounce produced ($405 per ounce sold) in the first quarter of 2020, mainly as a result of the planned lower gold production and higher period stripping activities, fuel costs and import duties.

Total consolidated AISC for the first quarter of 2021 were $932 per ounce sold (Q1 2020 - $721 per ounce sold), significantly below budget by $146 per ounce sold (14%), mainly attributable to the lower than budgeted cash operating costs, higher than budgeted ounces sold, and lower than budgeted general and administrative costs and sustaining capital expenditures. The lower than budgeted sustaining capital expenditures are mainly due to timing of expenditures and are expected to be incurred later in 2021.

For full-year 2021, the Company’s total gold production is forecast to be between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre), with total consolidated cash operating costs forecast to be between $500 - $540 per ounce and total consolidated AISC forecast to be between $870 - $910 per ounce. The Company’s 2021 production guidance does not include the potential upside to increase Fekola’s gold production in 2021 from the nearby Cardinal resource and the higher than budgeted processing capacity currently being investigated.

For full-year 2021, the Company’s consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021 due to planned significant waste stripping at both the Fekola and Otjikoto mines in the first half of 2021. For the first half of 2021, consolidated gold production is expected to be between 365,000 - 385,000 ounces, which is expected to increase significantly to between 555,000 - 585,000 ounces during the second half of 2021 when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $620 - $660 per ounce in the first half of 2021, before significantly improving to between $380 - $420 per ounce during the second half of 2021. In addition, consolidated AISC are expected to be between $1,040 - $1,080 per ounce in the first half of 2021, before significantly improving to between $745 - $785 per ounce during the second half of 2021.

2021 First Quarter Financial Results

For the first quarter of 2021, consolidated gold revenue was $362 million on sales of 202,330 ounces at an average price of $1,791 per ounce, compared to $380 million on sales of 239,500 ounces at an average price of $1,588 per ounce in the first quarter of 2020. The decrease in gold revenue of $18 million (5%) was 16% attributable to the decrease in gold ounces sold (mainly due to the lower gold production), partially offset by an 11% impact from the increase in the average realized gold price.

For the first quarter of 2021, cash flow provided by operating activities was $146 million, lower, as expected, compared to $216 million in the first quarter of 2020. The decrease of $70 million was mainly due to lower revenues of $18 million, higher production costs of $20 million and higher working capital outflows in the first quarter of 2021 for value-added and other tax receivables and current income and other taxes payable.

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Net income for the first quarter of 2021 was $99 million compared to $83 million for the first quarter of 2020. Net income attributable to the shareholders of the Company was $92 million ($0.09 per share) compared to $72 million ($0.07 per share) for the first quarter of 2020. Adjusted net income attributable to the shareholders of the Company (see “Non-IFRS Measures”) was $97 million ($0.09 per share) compared to adjusted net income of $95 million ($0.09 per share) for the first quarter of 2020.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2021, the Company had cash and cash equivalents of $513 million (December 31, 2020 - $480 million) and working capital of $536 million (December 31, 2020 - $465 million). In addition, the Company’s $600 million Revolving Credit Facility remains fully undrawn and available.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

In 2021, the Company expects to generate cashflows from operating activities of approximately $630 million, based on current assumptions including an average gold price of $1,800 per ounce. Approximately $500 million of this total is expected to be generated in the second half of 2021, when the Company starts mining from the higher grade areas of the Fekola Pit and mining at Otjikoto reaches the higher grade zone at the base of the Wolfshag Pit. The Company’s operating cashflows in the second quarter of 2021 are forecast to be impacted, as expected, by the settlement of the Company’s 2020 year-end income tax and Fekola priority dividend obligations and other tax installment payments totaling approximately $140 million.

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Operations

Mine-by-mine gold production in the first quarter of 2021 (including the Company’s estimated 33% share of Calibre’s production) was as follows:

Mine	Q1 2021 Gold Production (ounces)	First-Half 2021 Forecast Gold Production (ounces)	Second-Half 2021 Forecast Gold Production (ounces)	Full-year 2021 Forecast Gold Production (ounces)
Fekola	125,088	220,000 - 230,000	310,000 - 330,000	530,000 - 560,000
Masbate	57,513	100,000 - 105,000	100,000 - 105,000	200,000 - 210,000
Otjikoto	23,042	45,000 - 50,000	145,000 - 150,000	190,000 - 200,000
B2Gold Consolidated (1)	205,643	365,000 - 385,000	555,000 - 585,000	920,000 - 970,000

Equity interest in Calibre (2)	15,001	25,000 - 30,000	25,000 - 30,000	50,000 - 60,000

Total	220,644	390,000 - 415,000	580,000 - 615,000	970,000 - 1,030,000

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - represents the Company’s approximate 33% indirect share of the operations of Calibre’s El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 33% ownership interest in Calibre.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the first quarter of 2021 were as follows (presented on a 100% basis):

Mine	Q1 2021 Cash Operating Costs ($ per ounce produced)	First-Half 2021 Forecast Cash Operating Costs ($ per ounce produced)	Second-Half 2021 Forecast Cash Operating Costs ($ per ounce produced)	Full-year 2021 Forecast Cash Operating Costs ($ per ounce produced)
Fekola	$503	$530 - $570	$315 - $355	$405 - $445
Masbate	$608	$670 - $710	$630 - $670	$650 - $690
Otjikoto	$940	$940 - $980	$330 - $370	$480 - $520
B2Gold Consolidated	$581	$620 - $660	$380 - $420	$480 - $520

Equity interest in Calibre (1)	$991	$920 - $1,020	$920 - $1,020	$920 - $1,020

Total	$609	$640 - $680	$400 - $440	$500 - $540

(1)	Calibre’s 2021 forecast cash operating costs are assumed to be consistent throughout 2021.

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Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the first quarter of 2021 were as follows (presented on a 100% basis):

Mine	Q1 2021 Cash Operating Costs ($ per ounce sold)	First-Half 2021 Forecast Cash Operating Costs ($ per ounce sold)	Second-Half 2021 Forecast Cash Operating Costs ($ per ounce sold)	Full-year 2021 Forecast Cash Operating Costs ($ per ounce sold)
Fekola	$479	$530 - $570	$315 - $355	$405 - $445
Masbate	$578	$670 - $710	$630 - $670	$650 - $690
Otjikoto	$823	$940 - $980	$330 - $370	$480 - $520
B2Gold Consolidated	$552	$620 - $660	$380 - $420	$480 - $520

Equity interest in Calibre (1)	$981	$920 - $1,020	$920 - $1,020	$920 - $1,020

Total	$582	$640 - $680	$400 - $440	$500 - $540

(1)	Calibre’s 2021 forecast cash operating costs are assumed to be consistent throughout 2021.

Mine-by-mine AISC (on a per ounce of gold sold basis) in the first quarter of 2021 were as follows (presented on a 100% basis):

Mine	Q1 2021 Forecast AISC ($ per ounce sold)	First-Half 2021 Forecast AISC ($ per ounce sold)	Second-Half 2021 Forecast AISC ($ per ounce sold)	Full-year 2021 Forecast AISC ($ per ounce sold)
Fekola	$770	$850 - $890	$670 - $710	$745 - $785
Masbate	$818	$980 - $1,020	$940 - $980	$955 - $995
Otjikoto	$1,475	$1,600 - $1,640	$580 - $620	$830 - $870
B2Gold Consolidated	$919	$1,040 - $1,080	$745 - $785	$860 - $900

Equity interest in Calibre (1)	$1,098	$1,040 - $1,140	$1,040 - $1,140	$1,040 - $1,140

Total	$932	$1,040 - $1,080	$760 - $800	$870 - $910

(1)	Calibre’s 2021 forecast AISC are assumed to be consistent throughout 2021.

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its strong operational performance through the first quarter of 2021, producing 125,088 ounces of gold, 7% (8,088 ounces) above budget, as the Fekola processing facilities continued to outperform. Following the successful completion of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) in September 2020, mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, which was 9% above budget and 19% higher than the first quarter of 2020. Fekola’s higher than budgeted mill throughput was mainly due to favourable ore fragmentation and hardness, and optimization of the grinding circuit. As expected, compared to the first quarter of 2020, gold production was lower by 24% (38,923 ounces), as a result of the planned significant waste stripping and lower mined ore grades, as Phases 5 and 6 of the Fekola Pit are developed during the first half of 2021. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model, and ore production is expected to significantly increase in the second half of 2021 when mining reaches the higher-grade zones of the Fekola Pit. As at March 31, 2021, the Fekola Mine had achieved 437 days without a LTI.

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For the first quarter of 2021, mill feed grade was 1.99 grams per tonne (“g/t”) compared to budget of 2.03 g/t and 3.11 g/t in the first quarter of 2020; mill throughput was 2.07 million tonnes compared to budget of 1.91 million tonnes and 1.75 million tonnes in the first quarter of 2020; and gold recovery averaged 94.4% compared to budget of 94.0% and 93.8% in the first quarter of 2020. Processed grade was lower compared to the first quarter of 2020, mainly as a result of the focus on higher mill feed grade and the stockpiling strategy used during the mill expansion activities in the first quarter of 2020, in addition to the aforementioned lower mined ore grades in the first quarter of 2021 as Phases 5 and 6 of the Fekola Pit are developed.

The Fekola mill has the potential to run above the expanded annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate. For 2021 budgeting purposes, the Company has assumed a throughput rate of 7.75 Mtpa. Mill processing trials conducted in the fourth quarter of 2020 demonstrate the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput, and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Based on positive results to date, Fekola’s annualized throughput rate is expected to continue to remain above 8.0 Mtpa.

Production planning for the nearby Cardinal resource area, located within 500 metres of the current Fekola resource pit, is currently underway (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Grade control drilling for a bulk sample at Cardinal has been completed, and preparations for the bulk sample are underway with sampling expected to begin in the second quarter of 2021. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. Approval of the addition of Cardinal to the Fekola environmental permit is expected shortly and following this, an application will be made to add mining at Cardinal to the Fekola Mine plan.

For the first quarter of 2021, Fekola’s cash operating costs were $503 per ounce produced ($479 per ounce sold), well-below budget by $55 per ounce produced (10%), mainly as a result of higher than budgeted gold production. Mining and processing costs were also below budget for the quarter, mainly due to lower than budgeted maintenance costs and cyanide consumption, and earlier than planned power production from the new Fekola solar power facility. As expected, Fekola’s cash operating costs were higher in the first quarter of 2021 compared to Fekola’s quarterly record low cash operating costs of $251 per ounce produced ($286 per ounce sold) in the first quarter of 2020, mainly as a result of the planned lower gold production and higher period stripping activities in the first quarter of 2021, as well as higher fuel costs, import duties and ongoing COVID-19 related labour and medical costs in Mali.

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Fekola’s AISC for the first quarter of 2021 were $770 per ounce sold (Q1 2020 - $519 per ounce sold), significantly below budget by $128 per ounce sold (14%), mainly attributable to the lower than budgeted cash operating costs.

Capital expenditures for the first quarter of 2021 totaled $17 million, primarily consisting of $6 million for the solar plant, $6 million for pre-stripping and $3 million for mine infrastructure.

For full-year 2021, the Fekola Mine is expected to produce between 530,000 - 560,000 ounces of gold at cash operating costs of between $405 - $445 per ounce and AISC of between $745 - $785 per ounce. Additional mining from the Cardinal resource area and higher than budgeted processing capacity are currently being investigated (as discussed above), with the potential to increase Fekola’s budgeted 2021 and longer-term gold production.

As a result of the planned waste stripping and lower mined ore grades in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed, production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the first half of 2021, Fekola’s gold production is expected to be between 220,000 - 230,000 ounces, which is expected to increase significantly to between 310,000 - 330,000 ounces during the second half of 2021. Based mainly on the weighting of production and timing of waste stripping, Fekola’s cash operating costs are expected to be between $530 - $570 per ounce in the first half of 2021, before significantly improving to between $315 - $355 per ounce during the second half of 2021. In addition, Fekola’s AISC are expected to be between $850 - $890 per ounce in the first half of 2021, before significantly improving to between $670 - $710 per ounce during the second half of 2021.

Fekola Solar Plant

Following the temporary suspension of solar plant construction activities in April 2020 due to COVID-19 restrictions, site activities recommenced on October 2, 2020, and construction progress is now approximately 95% complete. On January 5, 2021, a fire in the solar storage yard destroyed approximately 25% of the solar panels for the project. Replacement panels have been sourced and are scheduled to arrive on site by mid-May 2021. Approximately 25% of the solar field came online on January 28, 2021 and solar production reached 75% of full installed capacity by the end of March 2021 when the plant was turned over to the Fekola operations team. Solar power production with only 75% installed capacity has exceeded daily baseline targets for the full project, with several days of fuel cost savings of over $32,000 versus a goal of $25,000 per day, and replacement of up to 20% of the total daily power compared to a baseline goal of 18%.

The schedule for installation of the remaining 25% is contingent on the delivery of the replacement panels, but full construction completion is now projected by the end of the second quarter of 2021. The Company does not anticipate any significant impact on Fekola’s 2021 budgeted cash operating costs as a result of the delay in completion of the solar plant. The existing heavy fuel oil (“HFO”) and diesel power plant have an installed capacity of 64 megawatts while Fekola’s expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component to sustain the higher process plant production rate but is expected to reduce Fekola’s operating costs and emissions by decreasing power plant fuel consumption and maintenance costs. When the plant is fully commissioned, it is expected to reduce HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year.

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Menankoto Permit

The Company’s Malian subsidiary, Menankoto SARL (“Menankoto”) applied for a renewal of the Menankoto exploration permit (the “Menankoto Permit”) in early February 2021 but was subsequently advised in early March 2021 that the permit had been granted to a third party. The Company believes that the grant of the exploration permit covering the perimeter of the Menankoto Permit to a third party is contrary to Menankoto’s legal rights under both the 2012 Malian Mining Code and the 2019 Malian Mining Code. Discussions with the Government in Mali continue to advance in order to resolve the issue. The Company strongly believes that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and in the event that discussions with the government are unsuccessful, the Company intends to pursue all available legal remedies to resolve this issue.

Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines also had a strong start to the year with first quarter of 2021 gold production of 57,513 ounces, well-above budget by 14% (6,852 ounces). Gold production improved against budget mainly due to higher than budgeted mill recoveries (10% above budget) and included processed ore from two main sources. In the first quarter of 2021, recoveries relating to mill feed sourced from high-grade sulfide ore mined from Main Vein Pit Phases 4 and 5 in the quarter were 8% above budget, while recoveries relating to processed low-grade stockpile tonnage, originally mined from the Colorado Pit, were 7% above budget. In addition, oxide ore processed during the first quarter of 2021 was 4% higher than budget, which also contributed to the higher recoveries. Compared to the first quarter of 2020, gold production in the first quarter of 2021 was higher by 28% (12,641 ounces), mainly due to higher mined ore grades in the first quarter of 2021, as a result of mining through a higher-grade zone of the Main Vein Pit. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 866 days as at March 31, 2021.

For the first quarter of 2021, mill feed grade was 1.10 g/t compared to budget of 1.06 g/t and 0.90 g/t in the first quarter of 2020; mill throughput was 1.95 million tonnes compared to budget of 1.95 million tonnes and 1.87 million tonnes in the first quarter of 2020; and gold recovery averaged 83.6% compared to budget of 75.7% and 83.2% in the first quarter of 2020.

For the first quarter of 2021, Masbate’s cash operating costs were $608 per ounce produced ($578 per ounce sold), well-below budget by $80 per ounce produced (12%) and significantly lower than the first quarter of 2020 by $114 per ounce produced (16%), mainly the result of higher gold production.

Masbate’s AISC for the first quarter of 2021 were $818 per ounce sold, significantly below budget by $194 per ounce sold (19%) and well-below the first quarter of 2020 by $90 per ounce sold (10%). The favourable budget variance reflected the lower than budgeted cash operating costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures (mainly due to the timing of rebuilds and pre-stripping).

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Capital expenditures for the first quarter of 2021 totaled $7 million, primarily consisting of $2 million for mobile equipment acquisition costs and rebuilds, $2 million for tailings storage facility projects and $1 million for pre-stripping.

For full-year 2021, the Masbate Mine is expected to produce between 200,000 - 210,000 ounces of gold at cash operating costs of between $650 - $690 per ounce and AISC of between $955 - $995 per ounce. Masbate’s gold production is expected to be relatively consistent throughout each of the quarters in 2021.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia performed well during the first quarter of 2021, producing 23,042 ounces of gold, 11% (2,351 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As expected, compared to the first quarter of 2020, gold production was significantly lower by 45% (18,707 ounces), as processed ore is primarily being sourced from existing stockpiles while significant waste stripping operations continue at both the Wolfshag and Otjikoto pits. Mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model, and ore production is forecast to significantly increase in the second half of 2021 when mining reaches the higher-grade zone at the base of the Wolfshag Pit. The Otjikoto Mine has a remarkable safety record, with no LTI’s for the period from March 27, 2018 until October 29, 2020, when an LTI for a fractured ankle occurred. As at March 31, 2021, the Otjikoto Mine had achieved 154 days without an LTI.

For the first quarter of 2021, mill feed grade was 0.82 g/t compared to budget of 0.79 g/t and 1.54 g/t in the first quarter of 2020; mill throughput was 0.89 million tonnes compared to budget of 0.84 million tonnes and 0.86 million tonnes in the first quarter of 2020; and gold recovery averaged 97.6% compared to budget of 97.3% and 98.4% in the first quarter of 2020.

For the first quarter of 2021, Otjikoto’s cash operating costs were $940 per ounce produced ($823 per ounce sold), below budget by $56 per ounce produced (6%), mainly as a result of higher than budgeted gold production. As expected, Otjikoto’s cash operating costs were higher in the first quarter of 2021 compared to $441 per ounce produced ($416 per ounce sold) in the first quarter of 2020, mainly as a result of the planned lower gold production.

Otjikoto’s AISC for the first quarter of 2021were $1,475 per ounce sold (Q1 2020 - $850 per ounce sold), significantly below budget by $243 per ounce sold (14%), mainly due to lower than budgeted cash operating costs and higher than budgeted gold ounces sold, partially offset by higher than budgeted sustaining capital expenditures (due to higher than budgeted pre-stripping).

Capital expenditures for the first quarter of 2021 totaled $19 million, primarily consisting of $12 million for pre-stripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits, $2 million for mobile equipment rebuilds and replacements and $4 million for Wolfshag underground development.

Development of the Wolfshag underground mine continues to progress on schedule. In the fourth quarter of 2020, development of the portal was completed, and development of the primary underground ramp commenced. Development continued during the first quarter of 2021, and stope ore production is expected to commence in early 2022, in-line with original estimates. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

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For full-year 2021, the Otjikoto Mine is expected to produce between 190,000 - 200,000 ounces of gold, as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 - $520 per ounce and AISC to be between $830 - $870 per ounce.

Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with material ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto’s production is expected to be significantly weighted to the second half of 2021. For the first half of 2021, Otjikoto’s gold production is expected to be between 45,000 - 50,000 ounces, before increasing significantly to between 145,000 - 150,000 ounces during the second half of 2021. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto’s cash operating costs are expected to be between $940 - $980 per ounce in the first half of 2021, before significantly improving to between $330 - $370 per ounce during the second half of 2021. In addition, Otjikoto’s AISC are expected to be between $1,600 - $1,640 per ounce in the first half of 2021, before significantly improving to between $580 - $620 per ounce during the second half of 2021. In the first quarter of 2021, gold production at Otjikoto was forecast to be lower and costs forecast to be higher than the second quarter of 2021, due to the significant amount of waste stripping and lower stockpile grades processed early in the year.

Otjikoto’s higher 2021 gold production level of between 190,000 - 200,000 ounces is expected to continue through to 2024, with production from Wolfshag underground expected to commence in early 2022 to supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

2021 Development

Gramalote Project (B2Gold - 50%/AngloGold Ashanti Limited - 50%) - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited (“AngloGold”) is located in central Colombia northeast of Medellin, in the Province of Antioquia. Following on the positive results of the Gramalote preliminary economic assessment in January 2020 (the “Gramalote PEA”), B2Gold commenced the Gramalote feasibility study to evaluate recovery of gold from an open-pit mining operation with a 11.0 Mtpa processing plant that includes crushing, grinding, flotation and a carbon-in-pulp recovery process to produce doré bullion. The Gramalote feasibility study approach focused solely on a production scenario based on the Indicated Mineral Resource estimate from the Gramalote Ridge deposit of 173,400,000 tonnes grading 0.73 g/t gold for a total of 4,060,000 ounces of gold. The feasibility study approach to date has not included any potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone.

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As a continuation of the Gramalote PEA, the feasibility study approach to date has also focused on applying most of the same assumptions and parameters, with the material changes being the updated Indicated Mineral Resource estimate, as well as updated cost assumptions for fuel, electricity, labour, equipment, and construction materials. By design, there is no material change to the project construction or operating parameters apart from refinement of the designs to feasibility levels of confidence.

Based on the feasibility study work completed by B2Gold as operator of the Gramalote Project to date, and assuming an effective date of January 1, 2021, and a gold price of $1,500 per ounce, the project economic highlights include (100% basis):

•	Open-pit gold mine with an initial life of mine (“LoM”) of 10.6 years based on current Indicated Mineral Resources (for Gramalote Ridge only)
•	LoM gold production of 2.97 million ounces and average annual gold production of 347,000 ounces per year for the first five full years of production
•	Average annual gold production LoM of 281,000 ounces per year at cash operating costs of $514 per ounce of gold and AISC of $744 per ounce of gold
•	Average LoM gold recovery of 95.4% from conventional milling, flotation and cyanide leach of the flotation concentrate
•	Estimated pre-production capital cost of $925 million (includes approximately $160 million for mining equipment)
•	LoM pre-tax net cash flow of $1,444 million, and after-tax net cash flow of $948 million
•	Post-tax NPV at a 5% discount rate of $483 million
•	After-tax internal rate of return (“IRR”) of 15% at the project construction decision date with a project payback (including construction capital) of 3.5 years

Based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project, which could be developed by revisiting the original Project design parameters included in the existing mining permit as applied in the Gramalote PEA and historical AngloGold studies and further optimizing project design. The Gramalote Project team has identified project optimization opportunities, including potential reductions in capital and operating costs, as well as improved operability and sustainability. In addition, development and review of the updated Mineral Resource estimate has indicated that further value is available through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit.

The Gramalote Project partners are currently reviewing a revised feasibility study budget totalling $86 million which would allow the final feasibility study to be completed by the end of the first quarter of 2022 and incorporate the identified optimization potential and a decision is expected to be announced shortly. The completion date of March 2022 is also expected to accommodate the additional Government six-month consultation and approval period that is required to get approval for concurrent resettlement. This represents an increase of $34 million (Company’s share $17 million) over the initial announced 2021 Gramalote Project budget of $52 million. In conjunction with this, B2Gold expects that changes in design that modify the approved Environmental and Social Impact Assessment (ESIA) will potentially include minor and major permit amendments impacting the development timeline of the Gramalote Project, delaying delivery of a final feasibility study for the Gramalote Project until the end of the first quarter of 2022. B2Gold is proposing to the Gramalote Project that optimization efforts should include continuing exploration drilling at the Gramalote deposit with additional drilling and the Trinidad deposit and Monjas West zone, continuing to implement the Resettlement Action Plan, advancing the purchase of key properties required for project development, entering into a development agreement with a power company to commence studies to bring power to the Gramalote mill site, continuing the process of formalization and removal of artisanal miners to outside of the industrial area, and completing environmental and social studies necessary to support any potential permit modifications that are identified as part of the optimization process.

12

A revised schedule and budget for the proposed optimizations, continued sustainability projects, further exploration and completion of a final feasibility study is being developed. The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with government and local communities on social programs. Advancement of these commitments is viewed as an essential part of project development.

The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Depending on the results of the project optimization studies and changes to the project layout, a Modified Environment Impact Study and a Modified Project Implementation plan may be required. Based on preliminary discussions with the Colombian government, the Company expects that these potential minor or major modifications will not impact the license but may delay the implementation schedule (length of delay will depend on the significance of potential modifications). If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

Kiaka Development Project - Burkina Faso

The Company is currently updating the existing feasibility study for the Kiaka Project in Burkina Faso, due to the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company expects to complete an updated feasibility study for the Kiaka Project by mid-year 2021.

Summary and Outlook

For 2021, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 and 1,030,000 ounces, total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated AISC forecast to be between $870 and $910 per ounce. The Company’s consolidated gold production from its three operating mines is forecast to be between 920,000 and 970,000 ounces in 2021. The Company’s 2021 production guidance does not, however, include the potential upside to increase Fekola’s gold production in 2021 from additional mining from the Cardinal resource area and the higher than budgeted processing capacity currently being investigated.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

13

The Company continues to advance its pipeline of development projects. Work continues on the Gramalote Project. Based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project. This is expected to include revisiting the original Project design parameters included in the existing mining permit, further optimizing project design and additional drilling of the inferred portion of the Gramalote Mineral Resource. The Gramalote feasibility study is now expected to be completed by the end of the first quarter of 2022. The Company is currently also updating the existing feasibility study for the Kiaka Project in Burkina Faso, due to the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company expects to have completed an updated feasibility study for the Kiaka Project by mid-year 2021.

Following a very successful year for exploration in 2020, B2Gold has commenced an aggressive exploration campaign in 2021 with a budget of approximately $66 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

The Company was recently selected as the recipient of five mining industry awards in the Philippines and Mali. In the Philippines, the two companies that comprise the Masbate Gold Project, Filminera Resources Corporation and Phil. Gold Processing & Refining Corp., received four awards in the recently-concluded 2020 Presidential Mineral Industry Environmental Awards (“PMIEA”), in the “Best Mining Forest and Safest Mine” categories. The PMIEAs are given to mining companies that exhibit best practices in safety and health management, environmental protection and community development. In Mali, a subsidiary of the Company, B2Gold Mali SARL, was recognized by Le Baromètre, a citizen watch organization that monitors the performance of public and private sector organizations, as Mali’s “Best Mining Company of 2020”.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.

First Quarter 2021 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Wednesday, May 5, 2021, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 (778)-371-9827 / +1 (647)-427-7450 (Vancouver/Toronto) or toll free at +1 (888)-231-8191 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/40852. A playback version will be available for two weeks after the call at +1 (416)-849-0833 (local or international) or toll free at +1 (855)-859-2056  (passcode 5695701).

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Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $630 million in 2021, including approximately $500 million in the second half of 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and AISC of between $870 and $910 per ounce; consolidated gold production of between 920,000 and 970,000 ounces in 2021 with cash operating costs of between $480 and $520 per ounce and AISC of between $860 and $900 per ounce the Fekola mill being expected to run at an annualized throughput rate of 8.0 Mtpa; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the second quarter of 2021, contingent on receiving replacements for the damaged components; the Cardinal zone bulk sampling expected to begin in the second quarter of 2021 and being added to the Fekola environmental and mining permits; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of the updated Kiaka feasibility study, including the timing and the results thereof; the Company’s position that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and its intention to pursue all available legal remedies to resolve the issue; the results of the feasibility work completed to date on the Gramalote Project, including the economic analysis, and the Company’s belief regarding the potential for a more robust project and further optimization; the delivery of a final feasibility study for the Gramalote Project in the first quarter of 2022, and the results thereof; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

15

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

16

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

17

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	2021	2020

Gold revenue	$362,302	$380,298

Cost of sales
Production costs	(111,632)	(91,556)
Depreciation and depletion	(66,727)	(70,612)
Royalties and production taxes	(26,526)	(25,731)
Total cost of sales	(204,885)	(187,899)

Gross profit	157,417	192,399

General and administrative	(10,098)	(10,188)
Share-based payments	(1,166)	(3,647)
Community relations	(581)	(3,734)
Foreign exchange gains (losses)	3,494	(1,232)
Share of net income of associate	5,066	6,400
Other	(3,956)	(573)
Operating income	150,176	179,425

Interest and financing expense	(2,896)	(4,517)
Gains (losses) on derivative instruments	8,049	(14,842)
Other	(338)	(179)
Income from operations before taxes	154,991	159,887

Current income tax, withholding and other taxes	(41,126)	(63,470)
Deferred income tax expense	(15,033)	(13,409)
Net income for the period	$98,832	$83,008

Attributable to:
Shareholders of the Company	$91,555	$72,287
Non-controlling interests	7,277	10,721
Net income for the period	$98,832	$83,008

Earnings per share (attributable to shareholders of the Company)
Basic	$0.09	$0.07
Diluted	$0.09	$0.07

Weighted average number of common shares outstanding (in thousands)
Basic	1,051,544	1,035,032
Diluted	1,062,006	1,047,943

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars)

(Unaudited)

	2021	2020
Operating activities
Net income for the period	$98,832	$83,008
Mine restoration provisions settled	-	(189)
Non-cash charges, net	75,199	104,529
Changes in non-cash working capital	(24,866)	31,743
Changes in long-term value added tax receivables	(3,311)	(2,878)
Cash provided by operating activities	145,854	216,213

Financing activities
Repayment of revolving credit facility	-	(25,000)
Repayment of equipment loan facilities	(7,227)	(10,796)
Interest and commitment fees paid	(911)	(3,776)
Cash proceeds from stock option exercises	752	16,344
Dividends paid	(42,072)	(10,368)
Principal payments on lease arrangements	(735)	(829)
Distributions to non-controlling interest	(2,000)	-
Restricted cash movement	111	2,104
Cash used by financing activities	(52,082)	(32,321)

Investing activities
Expenditures on mining interests:
Fekola Mine	(17,396)	(74,133)
Masbate Mine	(6,564)	(4,761)
Otjikoto Mine	(18,875)	(11,732)
Gramalote Project	(3,467)	(12,678)
Other exploration and development	(10,171)	(9,364)
Funding of reclamation accounts	(1,321)	-
Other	(1,533)	(17)
Cash used by investing activities	(59,327)	(112,685)

Increase in cash and cash equivalents	34,445	71,207

Effect of exchange rate changes on cash and cash equivalents	(1,562)	(3,864)
Cash and cash equivalents, beginning of period	479,685	140,596
Cash and cash equivalents, end of period	$512,568	$207,939

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at March 31, 2021	As at December 31, 2020
Assets
Current
Cash and cash equivalents	$512,568	$479,685
Accounts receivable, prepaids and other	30,128	21,306
Value-added and other tax receivables	27,730	11,797
Inventories	255,462	238,055
Assets classified as held for sale	16,749	11,855
	842,637	762,698

Value-added tax receivables	38,854	35,383
Mining interests
Owned by subsidiaries and joint operations	2,351,601	2,387,020
Investments in associates	81,301	76,235
Other assets	77,078	76,496
Deferred income taxes	9,783	24,547
	$3,401,254	$3,362,379
Liabilities
Current
Accounts payable and accrued liabilities	$83,475	$89,062
Current income and other taxes payable	165,791	154,709
Current portion of long-term debt	33,120	34,111
Other current liabilities	7,258	8,211
	289,644	286,093

Long-term debt	67,025	75,911
Mine restoration provisions	92,062	104,282
Deferred income taxes	221,172	220,903
Employee benefits obligation	7,250	5,874
Other long-term liabilities	7,187	8,726
	684,340	701,789
Equity
Shareholders’ equity
Share capital
Issued: 1,051,697,473 common shares (Dec 31, 2020 - 1,051,138,175)	2,408,804	2,407,734
Contributed surplus	51,167	48,472
Accumulated other comprehensive loss	(140,593)	(138,533)
Retained earnings	303,352	254,343
	2,622,730	2,572,016
Non-controlling interests	94,184	88,574
	2,716,914	2,660,590
	$3,401,254	$3,362,379